CHINA MEDIA INC.
12/F, Block D, Chang An Guo Ji
No. 88 Nan Guan Zheng Street
Beilin District, Xi’An, Shaan’Xi Province
China – 710068

March 18, 2010

J. Nolan McWilliams
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. McWilliams:

Re:       China Media Inc
Registration Statement on Form S-1
Filed December 23, 2009
File No. 333-163969

Registration Statement cover page

1.
It appears that the $0.002 per share price of the shares you are registering is the same price that the selling shareholders paid for their shares in private placements.  As such, it appears the $0.002 per share price prohibits the selling shareholders from making any profit on sales unless and until there is an active trading market.  This suggests that the $0.002 per share price of the shares you are registering here is not a bona fide sales price.  Please revise to increase the fixed price or advise us why you do not think this is necessary.

Response:  We have revised the registration statement to increase the fixed offering price to $0.005 per share.

Prospectus cover page

2.	Please revise to disclose the offering price per share and the selling shareholder’s net proceeds.

Response:  We have revised the registration statement as requested.

3.
Please revise to state that the prospectus is not complete and may be changed and that the securities may not be sold until the registration statement is declared effective.  Refer to Item 501(b)(10) of Regulation S-K.

Response:  We have revised the prospectus as requested.

4.	Please revise to clarify that selling shareholders must sell at the fixed offering price until a market for your stock develops.

Response:  We have revised the registration statement as requested.

5.	Please delete the second sentence of the antepenultimate paragraph.

Response:  We have deleted the sentence as requested.

Prospectus Summary, page 4

6.	Please advise why Schedule 14C information statements were not filed in connection with the July 7, 2009 change of control transaction and the September 16, 2009 share exchange agreement with Vallant.

Response:  Schedule 14C information statements were not filed in connection with the July 7, 2009 change of control transaction and the September 16, 2009 share exchange with Vallant because we did not have a class of securities registered pursuant to section 12 of Exchange Act at those times and were therefore not required to file any such information statements.

7.
Please revise to discuss your operating history, including your historical net losses, that you had not generated any revenues prior to the reverse merger, and that your auditor included a going concern qualification in its most recent report.

Response:  We have revised the amended registration statement to include the following paragraph:

“Prior to closing of the transactions contemplated by the share exchange agreement with Vallant, we had no material operations, had not generated any revenues, had incurred net losses since our inception and relied on the sale of equity securities and capital from related parties to fund our operations.  Our auditor issued a going concern qualification in its most recent report, which is included in our Annual Report on Form 10-K filed with the SEC on May 1, 2009.  This means that there is substantial doubt regarding our ability to continue as a going concern.  Our financial statements do not include any adjustments that might result from the outcome of these uncertainties.”

8.	Please revise the first paragraph on page 5 to briefly explain the Chinese television rating system.

Response:  We have revised the registration statement to include the following information:

“The television rating system in China is similar to the system operating in most Western countries, in that it uses audience research to gauge viewership size and composition data, which is then used to determine the price for commercial slots.  The main television research service in China has developed a national, provincial and municipal audience measurement network with a total sample size of over 25,000 households that tracks 24-hour viewing data for almost 700 major stations across the country.  A single national ratings point represents 1% of the total population of televisions in China tuned to a particular program.”

9.	Please revise the income statement table and elsewhere as needed to indicate losses by use of parenthesis.

Response:  We have revised the income statement table and elsewhere as requested.

Risk Factors, page 6

10.	Please add a risk factor discussing the risks associated with the joint ventures you intend to use for financing your films.

Response:  We have added the following risk factor to the registration statement as requested:

“We intend to finance the production and distribution of our films and television programs in part by engaging in joint ventures, and our inability to successfully negotiate such arrangements could cause our business plan to fail.

We plan to raise capital to fund our planned projects through a combination of debt or equity financing as well as engaging in joint venture productions with one or more third parties.  Our potential partners for any given project include private investors, established production companies, advertisers, distributors and home video publishers.  If we enter into any joint venture relationships, we will likely have to assign a percentage of our interest in the project that is the subject of the arrangement to our joint venture partner(s).

There is no assurance that any third party will enter into a joint venture relationship with us in order to finance any of our planned films or television programs, or that we will be able to enter into any joint venture productions on terms that are acceptable to us.  If we are unable to successfully negotiate any joint ventures, this could cause our business plan to fail.”

11.	Add a risk factor disclosing the risks associated with your directors not working for you full-time and any other conflicts of interest. We note your disclosure on page 35.

Response:  We have added the following risk factor to the registration statement as requested:

“Our directors and officers are engaged in other business activities and may not devote sufficient time to our affairs, which may prevent us from achieving or maintaining profitability.  Some of them are also affiliated with entities engaged in the development of films and television series for the Chinese market, and, accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

Because our directors and officers, who are responsible for our business activities, do not devote all of their working hours to managing and operating our company, we may not be able to implement our business plan in either the manner we intend or at the speed we propose.  Our officers and directors have other obligations and commitments which may cut into the amount of time they are able to devote to our affairs, which may impact the pace of our growth and the progress of our development.  The effects of these circumstances may prevent us from achieving or maintaining profitability.

Some of our directors and officers are also involved in business activities similar to ours, and may encounter a conflict of interest in allocating their time between our operations and those of other businesses.  In the course of their other business activities, they may become aware of opportunities which may be appropriate for presentation to us as well as other entities to which they owe a fiduciary duty.  As a result, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented.  They may also in the future become affiliated with entities engaged in business activities similar to those we intend to conduct.  We cannot assure you that any conflicts that may arise will be resolved in our favor.”

12.	Add a risk factor discussing the counterparty risk associated with your two short-term loans.

Response:  We have added the following risk factor to the registration statement as requested:

“We have made two short-term loans that involve significant counterparty risk.  If we are unable to collect on the notes that were issued to us in connection with these loans, we will impair a substantial portion of our assets and we could be forced to cease our operations.

Counterparty risk is the risk to each party of a contract that the other party will not live up to its contractual obligations.  Since the beginning of our most recent fiscal year, we have loaned a total of approximately $4,448,000 to two unrelated parties under two separate short-term notes, both of which matured in January 2010.  As of the end of our latest fiscal quarter, we had only collected approximately $1,467,000 of this amount, with the balance past due.  If we are unable to collect the remainder of the past due balance from the indebted parties, a substantial portion of our assets will be impaired and we could be forced to cease our operations.”

Determination of Offering Price, page 11

13.	Please revise to describe the factors considered in determining the $0.002 offering price.

Response:  We have revised the registration statement to describe the factors as requested.

Description of Business, page 17

14.	Please delete the forward-looking statements language as it already appears in your prospectus summary.

Response:  We have deleted the forward-looking statements language as requested.

Products and Services, page 19

15.	Please revise to discuss whether production of each of your planned films is progressing according to the timeframes given on page 20. If not, explain why.

Response:  We have revised the registration statement to indicate the progress of our planned films and television series as of the date of the Prospectus, as requested.

16.	Please revise to discuss when during the production life cycle you expect to begin generating revenues from each of the films.

Response:  We have revised the registration statement to indicate that we expect to generate revenues from the sale of our finished projects to television networks and distributors once we have completed post-production on them.

17.	Revise the second table on page 20 to provide the breakdown of estimated expenses and your share of the investment by stage of production.

Response:  We have revised the registration statement as requested to include an additional table identifying our estimated expenses and our share of the investment by stage of production.

18.
Please revise to discuss the status of any negotiations to enter into joint venture financing arrangements.  Also, disclose whether you would have to delay the production and distribution of a series if you are unable to obtain sufficient joint venture investment.

Response:  We have revised the registration statement to indicate that we have not yet entered into negotiations regarding any joint venture financing arrangements, however we are currently planning the structure of these arrangements and anticipate entering into and completing negotiations for producing our planned projects over the next several months. We have also disclosed that we anticipate delaying the production of our planned programming if we are unable to obtain sufficient joint venture investment, in the event that neither equity nor debt financing is also available to us.

Directors and Executive Officers, page 33

19.	Please revise to remove marketing language. Examples include “significant experience” and “one of the most famous movie studios in China.”

Response:  We have revised the registration statement as requested.

Executive Compensation, page 36

20.	Please revise to provide executive compensation for your most recent completed fiscal year or advise.

Response:  We have revised the registration statement to provide Vallant’s executive compensation details as requested.

Outside back cover page

21.	Please revise to include an advisory to dealers regarding their prospectus delivery obligations. Refer to Item 502(b) of Regulation S-K.

Response:  We have revised the registration statement to include the advisory as requested.

Item 15.  Recent Sales of Unregistered Securities, page 41

22.	Please revise to include the share issuance resulting from the exchange agreement with Vallant.

Response:  We have revised the registration statement to include the share issuance as requested.

September 30, 2009 Unaudited Interim Financial Statements, page F-1

Recent Accounting Pronouncements

23.
Reference is made to the disclosure in your annual financial statements (page F-16) on your adoption of SFAS 160 (ASC 810-10-65) effective on July 1, 2009 without an impact on the company’s consolidated financial statements.  As your consolidated financial statements include significant amounts of minority interest in the consolidated balance sheet and consolidated statement of income, it appears that the disclosure and presentation of this noncontrolling interest should differ from its prior disclosure and presentation as minority interest in the consolidated financial statements.  Please revise the unaudited consolidated financial statements to disclose the adoption of SFAS 160 (ASC 810-10-65) with appropriate revisions to these unaudited consolidated financial statements accordingly.  In addition, upon initial adoption of this standard, ASC 810-65-1 requires that the presentation and disclosure requirements be applied retrospectively for all periods presented.  Therefore, please also revise your annual audited consolidated financial statements with similar presentation and disclosures.  We also refer you to Appendix A of this accounting pronouncement for implementation guidance with its related examples.

Response:  We have included our unaudited consolidated financial statements for the period ended December 31, 2009 in the registration statement, which reflect the adoption of the new rules on noncontrolling interests. We have also revised the annual consolidated financial statements with similar presentations and disclosures.

Note 3 - Notes Receivable, page F-5

24.
In light of the highly material amount of notes receivable at approximately $3.4 million at September 30, 2009, please expand the note to state whether the amount was collected on its past due date of January 11, 2010.  If such amount was not collected at its due date, please expand the note to disclose the status of such note, including any extended payment terms, and whether management believes the note is still fully recoverable (collectible) and why no reserve (allowance) has been provided for this asset.  Please revise accordingly.

Response:  We have included our unaudited consolidated financial statements for the period ended December 31, 2009 in the registration statement, which disclose in Note 3 that we collected $1,467,000 of the notes receivable on December 16, 2009 and that the balance is past due. We collected another $1,160,000 subsequent to December 31, 2009, and although the payment terms of the notes were not extended, based on communications with the debtors, we will likely collect the balance of $773,000 toward the end of March 2010. Therefore, we believe the notes are still fully recoverable (collectible) and no allowance deemed to be necessary.

Accountant’s Consent

25.
Amendments to the Registration Statement on Form S-1 should contain a currently dated accountant’s consent.  Manually signed consents should be kept on file for five years.  Reference is made to Rule 402 of Regulation C.

Response:  We have included an updated consent of our registered public accounting firm in our amended registration statement as requested.

* * * * *

Please do not hesitate to contact us if you have any further questions or comments.

Yours truly,

/s/ Dean Li
Dean Li

President and Chief Executive Officer

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